Certain identified information has been excluded from this exhibit because it is not material and would likely cause competitive harm to the Registrant if publicly disclosed.

AMENDMENT NO. 2
to
FUND ACCOUNTING AGREEMENT
Between
THE FIRST WESTERN FUNDS TRUST
and
ULTIMUS FUND SOLUTIONS, LLC

This Amendment No. 2 amends and revises the Fund Accounting Agreement, dated August 16, 2012, as amended on July 1, 2018, (collectively, the “Agreement”), by and between THE FIRST WESTERN FUNDS TRUST (the “Trust”), an Ohio business trust, and ULTIMUS FUND SOLUTIONS, LLC (“Ultimus”), an Ohio limited liability company (collectively, the “Parties”).

The Parties agree to amend Section 4 of the Agreement and Schedule B to the Agreement, effective January 1, 2020, as described below:

1.	Section 4 of the Agreement, titled “Reimbursement of Expenses,” is amended in order to revise Subsection 4(c) to read as follows: “[t]he cost of obtaining secondary market securities price quotes.”

2.	Schedule B to the Agreement, titled “Fees and Expenses,” is amended in order to add the following paragraph and fee schedule to the end of the Section titled “Fees”:

Price Quotes. The Trust on behalf of each Portfolio agrees to pay the charges for primary securities/commodity price quotes, which charges are determined by Ultimus’ cost of obtaining such quotes and, therefore, are subject to change. Current charges (presented as per security/per day unless otherwise noted) are as follows:

Canadian and Domestic Equities	$
International Equity (Non-Fair Value)	$
International Equity (Fair Value)	$
Options	$
Futures (Listed)	$
Corporate Bonds, Mortgage Backed Securities (MBS) Bonds, MBS Adjustable Rate Mortgages (ARMs), & Money Market Instruments	$
Government/Agency	$
Floating Rate Medium Tenn Notes (MTNs)	$
Municipal Bonds	$
High Yield Corporate Bonds & High Yield Municipal Bonds	$
International Bond	$
Asset Backed Securities (ABS) & ABS Home Equity	$
Collateralized Mortgage Obligations (CMOs) Non-Agency Whole Loan ARMs, CMOs, & CMO Other ARMs	$
Commercial Moltgage Backed Securities (CMBS)	$
Collateralized Debt Obligations (CDOs) & Collateralized Loan Obligations (CLOs)	$
Leverage Loans/Bank loans	$ per month
Exchange Rates - Spot and Forwards	$
Other Securities/Complex, Hard-to-Value Manual Pricing Inputs/Adviser Provided	Market $ per month up to 10 manual inputs
Controlled Foreign Corporation (CFC)	$ per month per CFC

Except as set forth in this Amendment No. 2, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment No. 2 and the Agreement, the terms of this Amendment No. 2 will prevail. This Amendment No. 2 may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the Parties has caused this Amendment No. 2 to be executed by its duly authorized officer as of January 1, 2020.

	The First Western Funds Trust		Ultimus Fund Solutions, LLC

By:		By:
Name:	John E. Sawyer	Name:	David K. James
Title:	President	Title:	Executive Vice President and Chief Legal and Risk Officer